October 2, 2018

Joseph D. Austin
Chief Executive Officer
Federal Life Group, Inc.
3750 West Deerfield Road
Riverwoods, IL 60015

       Re: Federal Life Group, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted September 18, 2018
           CIK No. 0001743886

Dear Mr. Austin:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Cover Page

1. We note your response to our prior comment 2. Because ICG is purchasing shares in the community offering, and such shares will be counted toward the offering minimum, it is unclear how these shares would be offered outside the offering in a private placement.
       Please confirm that ICG will be purchasing shares as part of the offering. In addition, we note that you intend for the shares issued to ICG pursuant to the exchangeable promissory note to count toward the offering minimum. Given that these shares are issued outside of the offering, please explain how they will count toward the offering minimum.
 Joseph D. Austin
FirstName LastNameJoseph D. Austin
Federal Life Group, Inc.
Comapany 2018
October 2, NameFederal Life Group, Inc.
October 2, 2018 Page 2
Page 2
FirstName LastName
2. We note your response to prior comment 3 and your revised disclosure on page 8 that you anticipate that ICG will own approximately 80% of your outstanding shares after completion of the offering. Please supplementally tell us whether there is an agreement, or whether the offering is structured in such a way, that ICG will own a majority of the outstanding shares. If not, please disclose a range of the possible ownership percentage for ICG following completion of the offering. Please also disclose the current amount outstanding under the exchangeable note and the number of shares that you anticipate issuing to ICG based on this amount.
3. We note your response to our prior comment 4, but we are unable to locate the amended standby stock purchase agreement. Please file this agreement with your next amendment.
Risk Factors
The standby purchaser may obtain control over us, page 27

4. We note your response to our prior comment 10. Please revise this risk factor to include a materially complete discussion of the control position held by ICG following completion of the offering and the conversion, including the expected percentage of stock ownership,
         ICG's board designees, its agreement to vote for all board designees of the company and for any proposal presented at any meeting of the company, the entitlement to preemptive rights, and the conflicts of interest between ICG and purchasers in the offering.
Unaudited Pro Forma Financial Information, page 36

5. Please revise your disclosure to present the pro forma balance sheet as of the end of the most recent period presented in your filing as stipulated in Rule 11-02(c)(1) of Regulation
         S-X.
Management, page 109

6. Please disclose when Mr. Popoli left Reservoir Capital Group and the period of time during which Mr. Huff was the co-CEO of Reservoir Capital Group. Refer to Item 401(e)
         of Regulation S-K.
Notes to the Financial Statements
6. Fair Value of Financial Instruments, page F-19

7. We acknowledge your response to our prior comment 20 and the disclosure on page F-
         21 relating to inputs for Level 2 measurements. Please revise your disclosure to specifically state the valuation techniques used for each your Level 2 fair value measurements (e.g. states, political subdivisions, and corporate securities, residential mortgage-backed securities, and commercial mortgage-backed securities) pursuant to
         ASC 820-10-50-2bbb.
       You may contact Mary Mast at 202-551-3613 or Mark Brunhofer at 202-551-3638 if you
have any questions regarding comments on the financial statements and related matters. Please
 Joseph D. Austin
Federal Life Group, Inc.
October 2, 2018
Page 3

contact Ada D. Sarmento at 202-551-3798 or Erin Jaskot at 202-551-3442 with any other questions.



                                                         Sincerely,
FirstName LastNameJoseph D. Austin
                                                         Division of
Corporation Finance
Comapany NameFederal Life Group, Inc.
                                                         Office of Healthcare &
Insurance
October 2, 2018 Page 3
cc:       Wesley R. Kelso, Esq.
FirstName LastName